Mail Stop 3561

									January 31, 2006


Mr. Robert J. Higgins
Chairman and Chief Executive Officer
Trans World Entertainment Corporation
38 Corporate Circle
Albany, NY 12203

Re:	Trans World Entertainment Corporation
      Form 10-K for the Fiscal Year Ended January 29, 2005
      Filed April 14, 2005
      File No. 0-14818

Dear Mr. Higgins:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 29, 2005

Consolidated Financial Statements

Note 1. Nature of Operations and Summary of Significant Accounting
Policies

Gift Certificates, page 39

1. We note that you estimate breakage based on the historical relationship of the redemption of gift cards redeemed to gift cards sold over a certain period of time. Please tell us your basis in GAAP for recognizing revenue before either performance or a legal release from the liability as contemplated by SFAS 140. In doing so, tell us whether all of your gift cards and certificates are redeemable for cash and carry expiration dates and whether and how your accounting policies differ with respect to gift cards and certificates that do and do not carry expiration dates. Please also tell us whether you recognize breakage upon sale of the gift cards and certificates or over the term of your performance obligation and your basis in GAAP for doing so. We generally do not believe that any breakage should be recognized at the point of purchase. In your response, please provide historical evidence that demonstrates to us that the demand for future performance with respect to the estimated breakage recognized is remote and that the estimate is based on a large population of homogeneous transactions. Consider providing us a schedule that reflects the following information for an appropriate historical period:

* the number and dollar amount of gift cards purchased by year;

* the number, dollar amount and percentage of gift cards redeemed in the year of purchase and in each subsequent year;

* the number, dollar amount and percentage of gift cards outstanding at the end of the year of purchase and each subsequent year; and

* the breakage recognized on a quarterly basis for the historical periods presented in the filing.

Finally, tell us where breakage is classified in your statements of operations.

Note 4. Fixed Assets, page 42

2. We note your disclosures on pages 13, 25, 37, and 43 regarding the correction of lease accounting errors and that the cumulative effect of the error was recorded in fiscal year 2004. It appears that your prior period statements of cash flows and balance sheet have not been revised to conform to your current presentation for construction allowances. Tell us why you did not restate your historical statements of cash flows to reflect construction allowances in operating activities. Additionally, with regard to your lease accounting errors, please provide us with your qualitative and quantitative assessment of materiality for the quarterly and annual periods presented which supports your conclusion that these adjustments are not material to your historical financial statements and that no restatements are necessary. In your response, please provide a table showing the previously reported and "as adjusted" amounts for each applicable cash flow, balance sheet, and statement of operations line item. The "as adjusted" column should reflect your financial statements as if all lease accounting errors and misclassifications have been corrected. Refer to SAB Topics 5:F and
1:M.

Form 8-K filed August 11, 2005

3. We note that you disclose the per-share impacts of an income tax
benefit and a state tax charge.  We also note that similar
disclosure
is included in your Form    8-K filed on November 10, 2005.  As
required by Release 33-8176, please disclose the following information in future filings:

* the reasons why management believes that presentation of the non-
GAAP financial measures provide useful information to investors regarding your financial condition and results of operations; and

* to the extent material, the additional purposes, if any, for which management uses the non-GAAP financial measures that are not otherwise disclosed.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Staff Accountant Andrew Blume at (202) 551-3254.
Any
other questions regarding disclosure issues may be directed to me at
(202) 551-3716.


								Sincerely,



						William Choi
									Accounting Branch
Chief


Mr. Robert J. Higgins
Trans World Entertainment Corporation
January 31, 2006
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